Exhibit 99.1
FOR IMMEDIATE RELEASE
May 5, 2011
LJ INTERNATIONAL INC. AND ENZO JEWELRY, INC. COMPLETE CLOSING OF
US$41 MILLION OFFERING OF PREFERRED SHARES OF ENZO
HONG KONG, May 5, 2011 — LJ International Inc. (“LJI”) (NASDAQ GM: JADE) today announced the closing of a private placement, previously announced on April 14, 2011, for Enzo Jewelry, Inc. The placement was made by a consortium of institutional investors. Under the terms of the agreement, an investment of US$41.38 million was made. For additional terms of the deal, please refer to the Form 6-K filed on April 21, 2011.
LJI intends to apply the net proceeds from the investment towards capital expenditures for new store openings, marketing expenses and general working capital related to the ENZO retail chain.
Yu Chuan Yih, Chairman and CEO of LJI, commented, “The completion of this transaction ensures the future growth of ENZO. Given the current conditions in the Chinese lending market, securing growth capital from high-quality investors on favorable terms is a necessary component for achieving our retail store goals. With the financing in place, the next steps are for our Company to continue executing our ENZO expansion plan.”
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com/ rcooper@cgc-us.com
www.ljintl.com